Registration No. 333 -

As filed with the Securities and Exchange Commission on March 31, 2009
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
            THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES
                   EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

                                -----------------

                                   Gafisa S.A.
   (Exact name of issuer of deposited securities as specified in its charter)

                                -----------------

                                      [N/A]
                   (Translation of issuer's name into English)

                                -----------------

                        The Federative Republic of Brazil
            (Jurisdiction of incorporation or organization of issuer)

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                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                -----------------

                                 399 Park Avenue
                            New York, New York 10043
                                 (212) 816-6690
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                -----------------

                        National Corporate Research, Ltd.
                          225 W. 34th Street, Suite 910
                            New York, New York 10122
                                 (800) 221-0102
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

                       ----------------------------------

                                   Copies to:
     Manuel Garciadiaz, Esq.                         Herman H. Raspe, Esq.
     Davis Polk & Wardwell                    Patterson Belknap Webb & Tyler LLP
     450 Lexington Avenue                        1133 Avenue of the Americas
   New York, New York 10017                        New York, New York 10036
        (212) 450-4000                                  (212) 336-2000

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It is proposed that this filing become effective under Rule 466:
                                                    |X| immediately upon filing.
                                                    |_| on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |_|

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                         CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------------
                                                              Proposed Maximum      Proposed Maximum
       Title of Each Class of              Amount to be        Aggregate Price     Aggregate Offering        Amount of
     Securities to be Registered            Registered            Per Unit*             Price**           Registration Fee
--------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each
representing two (2) common shares
of Gafisa S.A.                             400,000,000 ADS          $5.00            $20,000,000.00           $1116.00
--------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.
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

      This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                   Location in Form of Receipt
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
1.   Name of depositary and address of its principal executive     Face of Receipt -  Introductory paragraph.
     office

2.   Title of American Depositary Shares (the "ADSs") and          Face of Receipt  - Top Center.
     identity of deposited securities

Terms of Deposit:

       (i)    The amount of deposited securities represented by    Face of Receipt  - Upper right corner.
              one American Depositary Share ("ADSs")

       (ii)   The procedure for voting, if any, the deposited      Reverse of Receipt  - Paragraphs (16)
              securities                                           and (17).

       (iii)  The collection and distribution of dividends         Reverse of Receipt - Paragraph (14).

       (iv)   The transmission of notices, reports and proxy       Face of Receipt  - Paragraph (13);
              soliciting material                                  Reverse of Receipt - Paragraph (16).

       (v)    The sale or exercise of rights                       Reverse of Receipt - Paragraphs (14)
                                                                   and (16).

       (vi)   The deposit or sale of securities resulting from     Face of Receipt - Paragraphs (3) and (6);
              dividends, splits or plans of reorganization         Reverse of Receipt - Paragraphs (14) and (18).

       (vii)  Amendment, extension or termination of the deposit   Reverse of Receipt - Paragraphs (22) and (23) (no
              agreement                                            provision for extensions).

       (viii) Rights of holders of Receipts to inspect the         Face of Receipt - Paragraph (13).
              transfer books of the Depositary and the list of
              holders of ADSs

       (ix)   Restrictions upon the right to deposit or withdraw   Face of Receipt - Paragraphs (2), (3), (4), (6),
              the underlying securities                            (7), (9) and (10).

                                                                   Location in Form of Receipt
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
       (x)    Limitation upon the liability of the Depositary      Face of Receipt - Paragraph (7);
                                                                   Reverse of Receipt - Paragraphs (19) and (20).

3.     Fees and charges which may be imposed directly or           Face of Receipt - Paragraph (10).
       indirectly on holders of ADSs

Item 2.           AVAILABLE INFORMATION                            Face of Receipt - Paragraph (13).

      The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, it is required to file and submit certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports and documents can be retrieved from the Commission's website (www.sec.gov), inspected and copied at public reference facilities maintained by the Commission in Washington, D.C.

                                   PROSPECTUS

      The Prospectus consists of the proposed form of American Depositary Receipt filed as Exhibit A to the Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

      (a) Amended and Restated Deposit Agreement, dated as of March 21, 2007 (the "Deposit Agreement"), by and among Gafisa S.A. (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (including the form of American Depositary Receipt attached thereto). -- Filed herewith as Exhibit (a).

      (b) Restricted ADR Letter Agreement, dated as of December 3, 2008, by and among the Company, the Depositary and EIP Brazil Holdings, LLC. -- Filed herewith as Exhibit (b).

      (c) Rule 144A Deposit Agreement, dated as of March 21, 2007, by and among the Company, the Depositary and all Holders and Beneficial Owners of Rule 144A Global Depositary Shares evidenced by Rule 144A Global Depositary Receipts issued thereunder. -- Filed herewith as Exhibit (c).

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. -- Filed herewith as Exhibit (d).

      (e)   Certificate under Rule 466. -- Filed herewith as Exhibit (e).

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Set forth on the signature pages hereto.

ITEM 2.  UNDERTAKINGS

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Amended and Restated Deposit Agreement, by and among Gafisa S.A., Citibank, N.A., as depositary, and the Holders and Beneficial Owners of American Depositary Shares issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 30th day of March, 2009.

                                    Legal entity created by the Amended and
                                    Restated Deposit Agreement under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing the right to receive two (2) common shares of Gafisa S.A.

                                    CITIBANK, N.A., solely in its capacity as Depositary


                                    By: /s/ Keith Galfo
                                        -----------------------------------
                                        Name:  Keith Galfo
                                        Title: Vice President

                                   SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, as amended, Gafisa S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Sao Paulo, Brazil, on March 4, 2009.

                                    Gafisa S.A.


                                    By: /s/ Wilson Amaral de Oliveira
                                        -----------------------------------
                                        Name:   Wilson Amaral de Oliveira
                                        Title:  Chief Executive Officer


                                    By: /s/ Alceu Duilio Calciolari
                                        -----------------------------------
                                        Name:   Alceu Duilio Calciolari
                                        Title:  Chief Financial Officer

                               POWERS OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Wilson Amaral de Oliveira and Alceu Duilio Calciolari to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities as of March 4, 2009:


Signature                                  Title
---------                                  -----


/s/ Gary R. Garrabrant                     Chairman of the Board of Directors
-----------------------------
Gary R. Garrabrant


/s/ Wilson Amaral de Oliveira              Chief Executive Officer (principal
-----------------------------              executive officer)
Wilson Amaral de Oliveira


/s/ Alceu Duilio Calciolari                Chief Financial Officer (principal
-----------------------------              financial and accounting officer)
Alceu Duilio Calciolari


/s/ Thomas Joseph McDonald                 Director
-----------------------------
Thomas Joseph McDonald


/s/ Richard L. Huber                       Director
-----------------------------
Richard L. Huber


/s/ Caio Racy Mattar                       Director
-----------------------------
Caio Racy Mattar


/s/ Gerald Diho Reiss                      Director
-----------------------------
Gerald Diho Reiss

Signature                                  Title
---------                                  -----


/s/ Jose Ecio Pereira da Costa Junior      Director
-------------------------------------
Jose Ecio Pereira da Costa Junior


/s/ Donald Puglisi                         Authorized Representative in the U.S.
-------------------------------------
Donald Puglisi

                                Index to Exhibits


                                                                Sequentially
Exhibit          Document                                       Numbered Page
-------          --------                                       -------------

   (a)           Amended and Restated Deposit Agreement,
                 dated as of March 21, 2007

   (b)           Restricted ADR Letter Agreement, dated
                 as of December 3, 2008

   (c)           Rule 144A Deposit Agreement, dated as of
                 March 21, 2007

   (d)           Opinion of counsel to the Depositary

   (e)           Certificate under Rule 466